Contact

www.linkedin.com/in/liam-bowers-5465a3123 (LinkedIn)

Top Skills

National Security
Management
Government

Languages

English (Native or Bilingual)
Spanish (Elementary)

Liam Bowers

Co-Founder & CEO, DroneTrace | Tactical UxS Exploitation
Charlottesville, Virginia, United States

Summary

I am an experienced National Security executive having served in leadership roles in both the military and private sector.

I am currently focused on building a new Defense Technology company alongside Joseph DePlato focused on the C-UAS space. DroneTrace is a defense technology company focused on enabling rapid, tactical exploitation of captured uncrewed aerial systems (UAS). While most counter-UAS efforts focus on detection and defeat, DroneTrace is building tools to extract actionable intelligence from adversary drones — directly at the point of capture. Our mission is to accelerate the intelligence cycle, support operational decision-making, and provide U.S. and allied forces with a decisive edge in drone-enabled conflict environments.

Experience

DroneTrace, Inc.

Co-Founder + CEO
December 2024 - Present (1 year 8 months)
Charlottesville, VA

DroneTrace is a defense technology company developing field-deployable tools for the tactical exploitation of captured drones. We enable operators to extract actionable intelligence from adversary UAS platform to accelerate decision-making and enhance mission outcomes.

Contractor+

Investor and Board Member
February 2024 - Present (2 years 6 months)
Orlando, Florida, United States

Teel Mountain Capital

Owner
March 2023 - Present (3 years 5 months)
Charlottesville, Virginia, United States

Teel Mountain Capital is a family-owned investment firm focused on minority equity positions in seed and growth-stage privately-held companies. We primarily focus on the SaaS and Defense Technology markets where we can provide both capital and expertise to ensure the success and future growth of our portfolio companies.

STANARDSVILLE AREA REVITALIZATION (STAR)
Board Member and Volunteer
November 2023 - December 2024 (1 year 2 months)
Stanardsville, Virginia, United States

STAR is dedicated to improving the town of Stanardsville, VA through economic development, planning, and community engagement.

US Army Special Operations Command
Military Intelligence Officer
May 2004 - August 2024 (20 years 4 months)

Retired.

CACI International Inc
1 year 7 months

Strategic Advisor
February 2022 - February 2023 (1 year 1 month)
Reston, Virginia, United States

Vice President
August 2021 - April 2022 (9 months)

Bluestone Analytics
CEO + Co-Founder
August 2014 - February 2022 (7 years 7 months)
Charlottesville, Virginia Area

Bluestone Analytics was acquired by CACI International Inc in August 2021. I continued to serve as CEO for Bluestone Analytics through February 2022.

Booz Allen Hamilton
Associate
January 2013 - September 2016 (3 years 9 months)

Ideal Innovations, Inc.
Technical Consultant
September 2009 - August 2011 (2 years)

Education

West Virginia University
Master's Degree, Political Science - Diplomacy and National Security · (2009 - 2011)

West Virginia University
Bachelor's Degree, International Relations and Affairs · (2003 - 2007)